SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’ position on the Merchant Thermoelectric Power Plants

(Rio de Janeiro, February 11, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that in 2001, when the Brazilian Energy Supply System – at the time nearly all hydroelectric based– indicated visible signs of crisis, several companies – among them Petrobras - examined the possibility of participating in projects involving energy generation fired by natural gas and/or oil derivative fuels (Thermoelectric Power Plants) through the establishment of purpose-formed consortiums.

In this context, the Company set up joint ventures with ElPaso and MPX for the Merchant projects (MacaéMerchant and Termoceará). The principal characteristic of a Merchant power plant is the sale of energy on the spot market as opposed to long-term sales contracts, to take advantage of eventual one-off spikes in electricity demand.

One of the principal characteristics of the joint venture contracts is that they contain a provision whereby, if in a given month, revenues from the buying and selling of energy sporadically fail to cover certain costs as listed below, exceptionally, PETROBRAS would make up the difference by means of a Contingency Payment.

Thus, in the case of an eventual and sporadic shortfall in revenues, the contractual Contingency Payment instrument would guarantee over a five-year period the necessary cash flow to cover the fixed and variable costs of the plant. Given the future scenario at the time, the understanding of the signatories was that the need for such contingency payments would be of an eventual nature only.

However, the future scenario agreed between the parties to the contracts did not become a reality. The forecasts at the time failed to materialize for several reasons. The principal one is related to the structural transformation, which occurred in the electricity sector due to the measures adopted by the Electric Energy Crisis Management Committee (GCE), set up in 2001. The resulting intervention in the market resulted in an abrupt decline in demand that persisted even after the lifting of restrictions on consumption. Demand thus failed to recover to pre-rationing levels, indicating an effective change in the pattern of energy consumption in Brazil.

The principal consequence of this new market environment was that PETROBRAS began systematically making the Contingency Payments month in and month out as the forecasted revenues on the spot market failed to materialize. It should be pointed out that PETROBRAS’ partners in these projects were unaffected by the new scenario given that, as mentioned above, the Contingency Payments cover all the costs including the amortization of the investments and the remuneration of the partners investment itself.

In addition to analyses carried out by the Company itself, it has also sought independent opinions from financial consultancies and lawyers’ offices, hired for the purpose. These independent sources have carried out detailed audits of the original signed contracts and related documentation, consolidating the data in the form of opinions. In summary, these opinions have concluded that PETROBRAS is bearing the total risks of the business, while the other partners continue to enjoy the remuneration on their investment and capital.

In other words, the structural transformations in the market following rationing have eliminated any chance of a profit for PETROBRAS from these businesses, incurring it in a substantial loss.

Up to December 2004, PETROBRAS has paid out in nominal values R$ 1.9 billion (Macaé Merchant) and R$ 370 million (Termoceará. These amounts already exceed the cost of new plants with the same generating capacity.

On the basis of studies and economic-financial statements prepared by the consultancies and lawyers offices, the economic-financial inequitability of the contracts has become patent, indicative of a break-down in the contractual agreement between the parties concerned. As a result, PETROBRAS has been systematically called upon to make the Contingency Payments, the full risk of the business thus being transferred from the other joint venture parties to the Company.

Consequently, PETROBRAS is being excessively burdened with the execution of these contracts, this constituting an unquestionable process of illicit enrichment by the Company’s partners in these projects. All the elements of this onus have been clearly characterized and are grounds for contractual renegotiation or rescission.

The contracts clearly establish the procedures for remedy of disputes of this nature: a) formal notification to the other party as to the existence of the dispute and the requirement of initiating negotiations within 30 days with a view to a solution to the potential conflict; b) should the parties fail to reach an agreement, PETROBRAS is contractually entitled to request the arbitration procedures begin.

Thus, according to the opinions of renowned legal experts and economists, PETROBRAS is not obliged to bear the loss arising from changes caused by facts both unforeseen and unforeseeable at the time of the signing of the contracts. The Brazilian legal system does not oblige a party to remain contractually obligated to an agreement, the economic equitability of which has irredeemably broken down due to unforeseen and unforeseeable factors. The change in the nature of the Contingency Payment from a contingent to a permanent one, no longer corresponds to the wishes of the parties concerned, neither does it satisfy the end for which it was originally intended – that is as a response to an eventuality alone.

For about 12 months since January 2004, PETROBRAS has attempted – and continues to attempt – to renegotiate the Merchant contracts with its partners (ElPaso and MPX), with the purpose of restoring the equitability of such contracts. However, these negotiations have been unsuccessful.

Consequently, PETROBRAS is seeking to preserve the interests of its shareholders and investors and has decided to use the contractual mechanisms at its disposal to resolve disputes via extrajudicial notifications and by initiating arbitration procedures. If necessary, the Company will then proceed to seek legal redress - including the use court injunction procedures -, for the purpose of withholding the contingency payments.

PETROBRAS wishes to emphasize that it is acting strictly within the limits of the contractual conditions and that all the measures taken are supported by the legal provisions contained in the contracts and based on the Principles of Brazilian Law.

Finally, with respect to court actions which are being adopted, PETROBRAS reiterates that it will continue to comply with all interlocutory decisions that may be taken by the Judicial Powers, respecting the right of other companies involved to use the procedures available to defend their interests and, at the same time, reserving the right to use the same mechanisms to protect the interests of the Company’s shareholders and investors.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.